Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Year Ended December 31,
	2009	2008	2007		2006		2005
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees	$(35,231)	$(13,655)	$11,080		$1,891		$3,227
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	43,359	41,218	40,237		23,500		10,687
Distributed income of equity investees	400	3,036	4,501		4,578		838
	$8,528	$30,599	$55,818		$29,969		$14,752

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$43,359	$41,218	$40,237		$23,500		$10,687
Interest capitalized	10	544	389		-		-
Preferred share distributions	4,800	4,800	4,800		4,800		1,920
	$48,169	$46,562	$45,426		$28,300		$12,607

Ratio of earnings to combined fixed charges and preferred share dividends	*	*	1.23	x	1.06	x	1.17	x

*     For the year ended December 31, 2009, combined fixed charges and preferred share dividends exceeded earnings by approximately $39,641.  For the year ended December 31, 2008, combined fixed charges and preferred share dividends exceeded earnings by approximately $15,963.